Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form S-4 of our report dated April 16, 2024, with respect to our audit of AlphaVest Acquisition Corp’s balance sheet as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ (deficit) equity, and cash flows for the year ended December 31, 2023 and for the period from January 14, 2022 (inception) through December 31, 2022 which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
November 12, 2024